March 13, 2015

Via EDGAR

Sandra B. Hunter

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Government of Jamaica

Registration Statement under Schedule B

Filed November 12, 2014, as amended on February 13, 2015

File No. 333-200109

Form 18-K for the Fiscal Year Ended March 31, 2014, as amended

Filed May 30, 2014, as amended on July 11, 2014 and on February 13, 2015

File No. 001-04165

Dear Ms. Hunter,

Thank you for your comments on the Annual Report on Form 18-K filed by the Government of Jamaica (the “Government”) on May 30, 2014, as amended (the “Annual Report”). We have enclosed a revised Annual Report. The revisions to the Annual Report reflect the Government’s responses to the comments in your letter dated March 6, 2015 (the “Comment Letter”). The Government’s responses to the Staff’s comments are as follows:

Form 18-K for Fiscal Year Ended March 31, 2014

General

1.	We note your response to comment 3 of our letter dated December 5, 2014 and we reissue our prior comment in part. Under an appropriately captioned section in your registration statement or in the forepart of your annual report, please highlight various matters that would appear material to investors in respect of the financial and economic outlook of the country, such as the significant debt to GDP ratio, high debt servicing payments, growth outlook, and reliance on the United States and Europe for tourism.

In response to the Staff’s comment, the Government confirms that it will include a discussion of those and other material issues in the Prospectus Supplements that it files in connection with each takedown.

Principal Sectors of the Economy, page D-22

2.	We note your response to our prior comment 12. We are unable to locate your revised disclosure regarding portfolio investment, including the source of such investments by country. Please revise or advise. In addition, we note that you have revised your disclosure to identify the source of foreign direct investment by geographic region. Please further revise your disclosure to include the source of such investments by country.

In response to the Staff’s comment, the Government has added disclosure regarding portfolio investment on D-50. The Government respectfully advises the Staff that the source of portfolio investment by country is not available.

Mining and Quarrying, page D-30

3.	We note your response to our prior comment 14 in which you have revised to disclose that currently all alumina producers in Jamaica other than Jamalco are privately owned. We reissue our prior comment in part. Please revise to clarify if there are other significant private sector alumina producers.

In response to the Staff’s comment, the Government has revised its disclosure on D-31.

Employment and Labor, page D-38

4.	We are unable to locate revisions in response to our prior comment 19. We therefore reissue our prior comment. Please include additional information on the employment rate with respect to age, gender, and any seasonal employment.

In response to the Staff’s comment, the Government has added disclosure on the employment rate with respect to age and gender on D-38. The Government respectfully advises the Staff that the historical employment data does not include information regarding seasonality.

The Government also acknowledges the matters set forth in the closing paragraphs of the Comment Letter.

We appreciate the Staff’s assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to me at (212) 318-6620.

Sincerely,

/s/ Cathleen McLaughlin

Cathleen E. McLaughlin
Paul Hastings LLP

cc:	Dian Black

Ministry of Finance and Planning

Government of Jamaica

Herman G. LaMont

Consul General of Jamaica in New York

Consulate General of Jamaica

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